UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM 8-K

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CURRENT REPORT PURSUANT

TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) March 1, 2016

ARMOUR RESIDENTIAL REIT, INC.

 (Exact Name of Registrant as Specified in Its Charter)

Maryland	001-34766	26-1908763
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3001 Ocean Drive, Suite 201 Vero Beach, Florida	32963
(Address of Principal Executive Offices)	(Zip Code)

(772) 617-4340

 (Registrant’s Telephone Number, Including Area Code)

Copies to:

Bradley D. Houser, Esq.

Akerman LLP

Three Brickell City Centre

98 Southeast Seventh Street

Miami, Florida 33131

Tel: (305) 374-5600

Fax: (305) 374-5095

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[_]

Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[_]

Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)

[X]

Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[_]

Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01.

Regulation FD Disclosure

On March 2, 2016, ARMOUR Residential REIT, Inc. (“ARMOUR”) issued a press release announcing that ARMOUR has entered into the Agreement and Plan of Merger described in Item 8.01. A copy of the press release is being furnished as Exhibit 99.1 to this Report.

The tender offer for the outstanding common stock of JAVELIN referred to in this Form 8-K has not yet commenced. This Form 8-K is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of JAVELIN common stock will be made pursuant to an offer to purchase and related materials that an affiliate of ARMOUR intends to file with the SEC. At the time the offer is commenced, ARMOUR’s subsidiary will file a tender offer statement on Schedule TO with the SEC, and thereafter JAVELIN will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of JAVELIN when available. In addition, all of these materials (and all other materials filed by JAVELIN with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents will be made available by ARMOUR when available at its website at www.armourreit.com. Investors and security holders may also obtain free copies of the documents filed with the SEC by JAVELIN when available at its website at www.javelinreit.com or by calling (888) 991-1294.

Item 8.01.

Other Events

On March 1, 2016, ARMOUR entered into an Agreement and Plan of Merger with JAVELIN Mortgage Investment Corp. and JMI Acquisition Corporation, a wholly-owned subsidiary of ARMOUR. A copy of the Agreement and Plan of Merger is attached as Exhibit 99.2 to this Report and incorporated herein by reference.

Item 9.01.

Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description
99.1	Press Release dated March 2, 2016 (being furnished, not filed).
99.2	Agreement and Plan of Merger, dated as of March 1, 2016, among ARMOUR Residential REIT, Inc., JAVELIN Mortgage Investment Corp. and JMI Acquisition Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 2, 2016

ARMOUR RESIDENTIAL REIT, INC.

By: /s/ James R. Mountain

Name: James R. Mountain

Title: Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated March 2, 2016 (being furnished, not filed).
99.2	Agreement and Plan of Merger, dated as of March 1, 2016, among ARMOUR Residential REIT, Inc., JAVELIN Mortgage Investment Corp. and JMI Acquisition Corporation.